  Exhibit 99.1

Minutes No. 375

In the City of Buenos Aires, on this May 13, 2019, at 3:00 p.m., Messrs. César Halladjian, Eduardo Erosa, and Juan Nicholson, members of the Statutory Audit Committee of Central Puerto S.A. (hereinafter, the “Company”), meet to consider the sole Item of the meeting Order of Business: CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED ON MARCH 31, 2019. ISSUANCE OF THE AUDIT COMMITTEE REPORT. Mr. Hallajdian takes the floor and states that the Statutory Audit Committee must make a statement about the Statement of Financial Position, Income Statement, General Income Statement, Statement of Changes in Shareholder’s Equity, Cash flow Statement, Notes, and Annexes, together with any additional information to the financial statements notes -Section 68, Regulation of the Buenos Aires Stock Exchange- for the period ended on March 31, 2019. After a brief debate and taking into account any clarification made and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously RESOLVE to approve the Statutory Audit Committee report, transcribed next, and to have Mr. Cesar Halladjian sign it:

STATUTORY AUDIT COMMITTEE REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1.
In accordance with Section 294, Subsection 5, Argentine Companies Law No. 19.550, as amended, (the “Argentine Companies Law”) and the Regulation of the Buenos Aires Stock Exchange for “Securities Authorization, Suspension, Withdrawal, and Cancellation” (the “Price Regulation of the BCBA”), we have reviewed the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. as well as its controlled companies’ statements, including: (a) individual and consolidated statements of financial position as of March 31, 2019, (b) individual and consolidated income statement and general income statement for three-month period ended on March 31, 2019, and the consolidated statement of changes in shareholder’s equity and individual and consolidated cash flow statement for the three-month period ended on the date mentioned above, and (c) a summary of any significant accounting policy and other relevant information. In addition, we reviewed the “Additional information to the notes to financial statements –Section 12, Title III, Chapter IV, of the Argentine Securities and Exchange Commission Regulations (N.T. 2013) [Comisión Nacional de Valores]. The filing of this information is not compulsory under the International Rules of Financial Information accepted by the Argentine Federation of Economic Science Professional Associations (“FACPCE”) as professional accounting rules included by the Argentine Securities and Exchange Commission, as approved by the International Accounting Standards Board (“IASB”). The aforementioned documents are exclusive responsibility of the Company’s Board of Directors in the exercise of their exclusive powers.

Scope of the work

2.
Our work consisted in verifying that the information in those statements was similar to that contained in the minutes reflecting the decisions made in the company, and that those decisions were in accordance with the law and the bylaws as regards its form and content. To do our work, we took into consideration the independent auditors’ opinion as well as the opinion of Mr. Germán E. Cantalupi, external auditor, member of the Company Pistrelli, Henry Martin y Asociados S.R.L. These opinions were given on May 13, 2019 in accordance with the International Regulation of Revision Request 2410 “Financial information revision for interim periods made by the company’s independent auditor”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control and, therefore, we have not assessed any corporate criteria or decision about management, financing, marketing, and production, since these issues are exclusive responsibility of the Board of Directors. In consequence, our responsibility is limited to making a statement about the aforementioned documents, excluding facts, acts, omissions, or circumstances unknown to us or that cannot be known by reviewing the information received by this Statutory Audit Committee in exercising its powers. We believe our work and the external auditor’s report to be a reasonable basis for us to prepare our report.

Conclusion

3.
Based on the revision we made and on certified public accountant Germán E. Cantalupi’s reports from May 13, 2019, made in his capacity as member of the Company Pistrelli, Henry Martin y Asociados S.R.L. mentioned in paragraph 1, there is nothing that, to our mind, shows that the consolidated financial statements mentioned in paragraph 1 were not prepared in all their significant aspects in accordance with the relevant provisions of the Argentine Companies Law and of the Argentine Securities and Exchange Commission and in compliance with the NIC 34.

Report on other legal and regulatory requirements

4.
In compliance with the regulations in force, we inform as follows:

a)
The individual and consolidated financial statements mentioned in paragraph 1 are a reflection of the accounting books kept in form as required by the regulations in force.

b)
The individual and consolidated financial statements mentioned in paragraph 1 are recorded in the Inventory and Balance Sheet Book and comply, as regards to our competence, with the provisions in the Argentine Companies Law and with the relevant provisions from the Argentine Securities and Exchange Commission.

c)
We have read the “Information summary for the interim periods ended on March 31, 2019 and 2018” and the “Additional information to the notes to consolidated financial statements as required under Section 12, Title III, Chapter IV, Regulations (N.T. 2013) of the Argentine Securities and Exchange Commission. We do not have any comments to make on this information as regards the scope of our work.

d)
It is expressly stated that all necessary provisions under Section 294, Argentine Companies Law have been complied with, in order to verify the extent to which the company’s bodies abode by the Argentine Companies Law and the Company’s Bylaws. We have no comments to make.

City of Buenos Aires,	By: Audit Committee
May 13, 2019	CÉSAR HALLADJIAN
Trustee

That having been done and there being no further business to be transacted, the meeting is adjourned at 3:30 p.m.

Eduardo Erosa	César Halladjian	Juan Nicholson